Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated January 16, 2025

to

Prospectus dated April 12, 2024

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 12, 2024 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 1, 2025;

•	to disclose the calculation of our December 31, 2024 net asset value (“NAV”) per share for all share classes;

•	to disclose an unregistered sale of equity securities;

•	to provide a market update; and

•	to provide an update to the status of our current public offering.

February 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2025 (and repurchases as of January 31, 2025) is as follows:

Transaction Price (per share)
Class S	$25.0905
Class T	$24.8426
Class D	$24.9076
Class M	$24.9559
Class I	$24.1852
Class F*	$25.3888
Class Y*	$24.1558

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The February 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2024. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2024 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2024 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2024.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2024 (dollar amounts in thousands):

Components of NAV	December 31, 2024
Loans receivable	$7,553,349
Investment in real estate	409,982
Mortgage-backed securities held-to-maturity	160,941
Mortgage-backed securities, at fair value	401,073
Cash and cash equivalents	61,283
Restricted cash	27,849
Other assets	220,581
Collateralized loan obligation, net of deferred financing costs	(3,702,264)
Repurchase agreements payable, net of deferred financing costs	(1,100,595)
Credit facility payable, net of deferred financing costs	(837,894)
Mortgage note, net of deferred financing costs	(124,368)
Accrued stockholder servicing fees(1)	(1,707)
Other liabilities	(90,286)

Net asset value	$2,977,944

Number of outstanding shares	120,486,866

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of December 31, 2024, we accrued under GAAP $99,065 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2024 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,625,470	$20,500	$11,029	$115,769	$1,166,271	$18,526	$20,379	$2,977,944
Number of outstanding shares	64,784,166	825,192	442,779	4,638,955	48,222,436	729,680	843,658	120,486,866

NAV per Share as of December 31, 2024	$25.0905	$24.8426	$24.9076	$24.9559	$24.1852	$25.3888	$24.1558

Unregistered Sale of Equity Securities

On January 28, 2022, our board of directors approved the issuance of up to $50,000,000 in shares of our Class I common stock in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On December 19, 2024, we accepted a subscription from an institutional investor to purchase $5,500,000 in Class I shares in the Private Placement. On January 2, 2025, we sold and issued to such institutional investor approximately 227,871 Class I shares at the per share purchase price of $24.1365, which is equal to the NAV per Class I share as of December 31, 2024.

Market Update

Treasury yields rose in December and during the fourth quarter of 2024 amid firm economic and inflation data, both of which drove Fed policymakers to pare back their rate cut expectations in 2025. 2-year yields rose 9 basis points (bps) during December and ended the year about flat whereas 10-year yields rose 39bps and ended the year near the top of its annual range. Against this backdrop, the Bloomberg U.S. Aggregate Index returned -1.6% in December and 1.3% in 2024. The Agg has been flat (-0.33%) over the last five years amid significant interest rate volatility.

While commercial real estate (CRE) transaction volume and property values remained muted during 2024, the CRE market looks set to enter recovery mode in 2025, fueled by strengthening fundamentals, growing investor confidence, and stabilizing interest rates.

•

Property sales through the first 11 months of 2024 were just 2% higher than in 2023 and remain about 33% below the 2019 level, demonstrating the extended freeze that has gripped the acquisition market.[1] Yet we believe the price expectations gap between buyers and sellers has significantly closed. While we do not expect rates to ride to the CRE market’s rescue in 2025, we expect the rate environment will be stable enough to support a recovery in transaction volumes.

•	Measures of CRE property values show price declines have largely abated as monthly pricing measures have risen in each month since June 2024.[1]

Meanwhile, market participants have become increasingly confident the CRE market will improve while CRE market fundamentals remain strong.

•

The CREFC CRE Sentiment Index has methodically improved from its nadir in Q3 2022 to an eight year-high today. Other market indicators, such as credit spreads on CMBS bonds, confirm the improvement in sentiment.

A strong economy has kept demand healthy across most sectors, but a surge in the delivery of new industrial and multifamily space—construction that was largely started in the low-rate era of 2021 and early 2022—resulted in moderating rent growth over the past two years.

Looking forward, completions in the multifamily and industrial sectors are set to plunge as higher rates deplete the new construction pipeline. Meanwhile, supply growth in the retail and office sectors remains essentially nonexistent. This construction air pocket will likely materialize in the context of a healthy economy and strong demand for space, pushing a meaningful improvement in rent growth across some sectors. This should give property owners the opportunity to drive strong income growth, which will be pivotal in what we believe is a new investing era.

Ultimately, we expect transaction and lending activity to pick up in 2025 but believe the outlook for property values—and therefore, CRE equity investors—is much foggier as base rates today are well above those from five and 10 years ago, a tenor that represents a normal investment holding period for a CRE property.

[1]	MSCI Real Capital Analytics, as of November 30, 2024, latest data available.

Against this backdrop, we continue to view 2025 as the beginning of the next phase of a new CRE cycle that should favor income-centric strategies. We believe the opportunity for alternative lenders, such as mortgage REITs and debt funds, to deploy capital at attractive yields with lender-friendly terms will be significant as transaction volume improves, and banks remain constrained.

Performance Update

We generated positive total returns across all share classes in December 2024 (see table below). Distributions paid during the month and unrealized appreciation across select equity positions contributed to performance. As a result, our net asset value (NAV) rose by approximately $0.05 per share across all share classes in December 2024.

We returned 7.98% based on the Class I share for the year ended December 31, 2024, driven by stable NAV performance and consistency in our distribution.

We have delivered 57 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment. NAV rose year over year, from $24.17 as of December 31, 2023, to $24.19 as of December 31, 2024, based on the Class I share.

The current annualized distribution rate is 7.64% for Class I shares, 7.12% for Class D shares, 7.10% for Class M shares, 6.51% for Class S shares and 6.58% for Class T shares, based on the February 1, 2024 transaction price.

•

The tax equivalent distribution rate is 8.54% for Class I shares, 7.96% for Class D shares, 7.93% for Class M shares, 7.27% for Class S shares and 7.35% for Class T shares, based on the February 1, 2024 transaction price.[2]

Following 100 basis points of Fed rate cuts in the current rate cutting cycle, our level of excess income over short-term rates has materially grown on a nominal and real basis.

•	Based on the Class I share, our annualized distribution rate of 7.64% is 333 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.[3]

•	Our tax-equivalent annualized distribution rate is 423bps over 3-month T-bills, or 4.0x higher compared to T-bills when comparing real yields/distribution rates.

Investment Activity

•

We funded 37 senior loans in 2024 totaling approximately $1.3 billion in par value despite subdued activity in the broader commercial real estate market. In addition, we proactively worked to retain approximately $2.4 billion in loans in 2024, often through extensions or modifications where we believed it was in the best interest of the portfolio and our shareholders. Modifications or extensions typically require additional “skin in the game” for the borrower through a combination of extension fees, additional equity commitments, a partial paydown of the loan or additional contribution to interest reserves.

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.54% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.64% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[3]	Three-month T-bill yield as of January 15, 2025.

•

In December 2024, we closed on $300.8 million in loans, backed by a mix of multifamily, retail and industrial properties. Among other loans, we closed on a $58.2 million loan in December collateralized by a 490,000 square foot multi-tenant retail center in Chula Vista, CA south of San Diego. The property is 88% leased across 46 tenants with a weighted-average lease term of 5.0 years. It is situated near two significant multifamily properties in development that will serve as major catalysts for future “live, work, play” communities.

•

Activity in 2024 was weighted toward property types and geographies that we believe are best positioned to benefit from long-term structural trends, such as the continued demand for technologically advanced warehouse space (industrial, which represented 32% of originations during 2024), the record-high cost of homeownership (multifamily, 29% in 2024), as well as strong demand for business and leisure travel (hospitality, 10% in 2024)

•

We refinanced a borrowing facility, reducing the portfolio’s weighted average cost of borrowing, extending the maturity of our non-mark-to-market borrowings, and increasing our total borrowing capacity, which can be deployed into our strong investment pipeline in 2025.

Portfolio Highlights

As of December 31, 2024, the portfolio was weighted to multifamily (52%), followed by hospitality (14%) and industrial (11%).

As of December 31, 2024, the portfolio held four investments located in Los Angeles County. However, these properties are not currently impacted by the wildfires affecting the broader region.

Assets on nonaccrual represented 2.09% of the portfolio as of December 31, 2024, compared to a high of 3.97% as of July 2024.

We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

•

Relative level of income above cash yields. The Federal Reserve has enacted three rate cuts totaling 100bps since September, yet the timing and pace of future rate cuts remain data dependent. While our distribution rate is influenced by the level and direction of short-term rates, we take a long-term approach to setting our distribution. Our distribution policy considers the forward secured overnight financing rate (SOFR) curve, our borrowings, the pace of our capital raise, the expected timing of potential new originations as well as paydowns and prepayments, among other factors. Our distributions have not historically adjusted in lockstep with changes in interest rates.

•

Available liquidity for new investments. While many traditional lenders and peers are constrained in making new loans, we have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—allows us to remain a capital provider, as evidenced by our purchasing portfolios of CRE loans from commercial banks during 2024.

•	Continued strong performance of portfolio. We have generated positive total returns in 82 out of 84 months; our largest monthly drawdown was just -0.27% in March 2020.

•

High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•

Deep experience of FS Investments and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the modest level of loans on non-accrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.

•	Geographically diversified composition of our $8.8 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 85% of our borrowings are financed through match-term, non-mark-to-market facilities.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 55,022,887 shares of our common stock (consisting of 26,144,758 Class S shares, 26,562,656 Class I shares, 263,276 Class T shares, 273,017 Class D shares, and 1,779,179 Class M shares) in the primary offering for total proceeds of $1.361 billion and (ii) 8,631,969 shares of our common stock (consisting of 4,508,244 Class S shares, 3,772,278 Class I shares, 74,908 Class T shares, 32,683 Class D shares, and 243,856 Class M shares) pursuant to our distribution reinvestment plan for a total value of $213.17 million.